# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cocrystal Pharma, Inc., CIK 0001412486
CUSIP: 19188J409
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 19805 N. CREEK PARKWAY, 19805 N. CREEK PARKWAY, BOTHELL, Washington (WA), 98011
Date of event which requires filing of this statement: 11/04/2026
Amends the filing with accession number 0000944809-26-000002
Filed by CIK 0000944809
Persons authorized to receive notices and communications: Camielle Green, OPKO Health, Inc., 4400 Biscayne Blvd., Miami, Florida (FL), 33137, 3055754100

## Reporting persons
- OPKO HEALTH, INC. (CIK 0000944809): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 5,692,916; shared voting power 0; sole dispositive power 5,692,916; shared dispositive power 0; aggregate amount beneficially owned 5,692,916 (29.6% of the class)
  Comment: (1) The percentage provided in Item 13 is calculated based on 19,263,200 shares outstanding as of August 13, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 13, 2026.
- FROST PHILLIP MD ET AL (CIK 0000898860): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,788,106; shared voting power 0; sole dispositive power 2,788,106; shared dispositive power 0; aggregate amount beneficially owned 2,788,106 (13.9% of the class)
  Comment: (1) The amounts provided in Items 7, 9, and 11 include (i) 1,993,551 shares of Common Stock held by Frost Gamma Investments Trust ("FGIT"), which is controlled by Dr. Frost as sole trustee; (ii) 719,426 shares of Common Stock issuable upon exercise of warrants held by FGIT, which are exercisable within 60 days; (iii) 22,018 shares of Common Stock held by Dr. Frost, (iv) options to acquire 51,418 shares of Common Stock, which are exercisable within 60 days; and (v) 1,693 shares of Common Stock issuable upon the vesting of restricted stock units within 60 days.
  
  (2) The percentage provided in Item 13 is calculated based on (i) 19,263,200 shares outstanding as of August 13, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 13, 2026; (ii) 719,426 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days; (iii) options to acquire 51,418 shares of Common Stock, which are exercisable within 60 days; and (iv) 1,693 shares of Common Stock issuable upon the vesting of restricted stock units within 60 days.
- Frost Gamma Investments Trust (CIK 0001380896): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); source of funds: other (OO); sole voting power 2,712,977; shared voting power 0; sole dispositive power 2,712,977; shared dispositive power 0; aggregate amount beneficially owned 2,712,977 (13.6% of the class)
  Comment: (1) The amounts provided in Items 7, 9, and 11 include (i) 1,993,551 shares of Common Stock; and (ii) 719,426 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days.
  
  (2) The percentage provided in Item 13 is calculated based on (i) 19,263,200 shares outstanding as of August 13, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 13, 2026; and (ii) 719,426 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days.
- Rubin Steven D (CIK 0001381874): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 75,872; shared voting power 0; sole dispositive power 75,872; shared dispositive power 0; aggregate amount beneficially owned 75,872 (0.4% of the class)
  Comment: (1) The amounts provided in Items 7, 9, and 11 include (i) 8,884 shares of Common Stock; (ii) options to acquire 50,401 shares of Common Stock, which are exercisable within 60 days; and (iii) 16,587 shares of Common Stock issuable upon the vesting of restricted stock units within 60 days.
  
  (2) The percentage provided in Item 13 is calculated based on (i) 19,263,200 shares outstanding as of August 13, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 13, 2026; (ii) options to acquire 50,401 shares of Common Stock, which are exercisable within 60 days; and (iii) 16,587 shares of Common Stock issuable upon the vesting of restricted stock units within 60 days.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Cocrystal Pharma, Inc.
Address of issuer's principal executive offices: 19805 N. CREEK PARKWAY, 19805 N. CREEK PARKWAY, BOTHELL, Washington (WA), 98011
Comment:
This Amendment No. 1 (the "Amendment") amends and supplements the statement on Schedule 13D filed on August 7, 2026 (collectively, the "Original Schedule 13D") by OPKO Health, Inc. ("OPKO"), Frost Gamma Investments Trust ("FGIT"), Phillip Frost, M.D. ("Dr. Frost"), and Steven D. Rubin ("Mr. Rubin") and is filed with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Cocrystal Pharma, Inc., a Delaware corporation (the "Issuer"). This Amendment is filed pursuant to the Joint Filing Agreement as executed by the reporting persons listed on the cover pages to this Amendment. The Joint Filing Agreement, filed as Exhibit 3 to the Schedule 13D filed on August 7, 2026, is hereby incorporated by this reference.

This Amendment is being filed to correct the reported ownership information for certain Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

OPKO's reported ownership does not include securities beneficially owned by FGIT, Dr. Frost or Mr. Rubin. OPKO disclaims beneficial ownership of the securities of the Issuer owned by FGIT, Dr. Frost, and Mr. Rubin.

Dr. Frost and FGIT's reported ownership does not include securities owned by OPKO. In addition to serving as Chairman and Chief Executive Officer of OPKO, Dr. Frost and entities controlled by Dr. Frost (including FGIT), beneficially own approximately 34% of the outstanding common stock of OPKO. Dr. Frost and FGIT each disclaim beneficial ownership of the securities of the Issuer owned by OPKO.

Richard C. Pfenniger, Jr., a member of the board of directors of the Issuer and OPKO, beneficially owns 88,559, or approximately 0.46% of the outstanding shares of Common Stock, which include shares of Common Stock issuable upon the exercise of stock options, warrants, and restricted stock units, exercisable within 60 days. Mr. Pfenniger has no voting or other rights and no beneficial interest in the shares of Common Stock owned by each of OPKO, Dr. Frost and FGIT. This report shall not be deemed an admission that Mr. Pfenniger is the beneficial owner of the securities for any purpose.
Number of shares as to which each person has sole or shared power to vote or dispose:
Items 5(b) is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

OPKO's reported ownership does not include securities beneficially owned by FGIT, Dr. Frost or Mr. Rubin. OPKO disclaims beneficial ownership of the securities of the Issuer owned by FGIT, Dr. Frost, and Mr. Rubin.

Dr. Frost and FGIT's reported ownership does not include securities owned by OPKO. In addition to serving as Chairman and Chief Executive Officer of OPKO, Dr. Frost and entities controlled by Dr. Frost (including FGIT), beneficially own approximately 34% of the outstanding common stock of OPKO. Dr. Frost and FGIT each disclaim beneficial ownership of the securities of the Issuer owned by OPKO.

Richard C. Pfenniger, Jr., a member of the board of directors of the Issuer and OPKO, beneficially owns 88,559, or approximately 0.46% of the outstanding shares of Common Stock, which include shares of Common Stock issuable upon the exercise of stock options, warrants, and restricted stock units, exercisable within 60 days. Mr. Pfenniger has no voting or other rights and no beneficial interest in the shares of Common Stock owned by each of OPKO, Dr. Frost and FGIT. This report shall not be deemed an admission that Mr. Pfenniger is the beneficial owner of the securities for any purpose.

## Signatures
- OPKO HEALTH, INC.: /s/ Camielle Green, Camielle Green, Associate General Counsel (11/06/2026)
- FROST PHILLIP MD ET AL: /s/ Phillip Frost, M.D., Phillip Frost, M.D. (11/06/2026)
- Frost Gamma Investments Trust: /s/ Phillip Frost, M.D., Phillip Frost, M.D., Trustee (11/06/2026)
- Rubin Steven D: /s/ Steven D. Rubin, Steven D. Rubin (11/06/2026)